FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Wireless Leadership Award Recipients	3

Document 1

May 6, 2009

FOR IMMEDIATE RELEASE

RIM Announces Wireless Leadership Award Recipients

Awards Recognize Innovation in Wireless Deployments

ORLANDO, Florida – Wireless Enterprise Symposium 2009 – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced recipients of the 4th annual Wireless Leadership Awards at Wireless Enterprise Symposium 2009.

The Wireless Leadership Awards are presented to customers that have deployed innovative wireless solutions.

“We offer our thanks and congratulations to all the participants in the Wireless Leadership Awards this year,” said Jim Balsillie, Co-CEO at Research In Motion. “Innovation is something that RIM fully embraces in its own culture and we introduced the Wireless Leadership Awards to help celebrate and showcase some of the truly innovative and impactful use of wireless technology by our customers.”

The awards fall into three categories: Innovation In Public Sector, Innovation In Private Sector and Business Impact.

INNOVATION IN PUBLIC SECTOR: This award recognizes government and public sector organizations that use wireless solutions to manage critical information.

•	Winner - Administrative Office of the US Courts - USA
o

The Administrative Office of the US Courts developed PACTS Mobile – a customized case management software application to assist federal probation and pretrial services officers with the supervision of offenders under the jurisdiction of the United States Court system. This solution has demonstrated greater effectiveness and efficiency for federal probation and pretrial supervision officers while in the field.

•	Finalist - The City of Vaughan - Canada
•	Finalist - Northern Doctors Urgent Care - UK
•	Finalist – ITESM - Mexico

INNOVATION IN PRIVATE SECTOR: This award recognizes organizations that have deployed new, innovative wireless solutions to drive business lines.

•	Winner - HSBC – UK/GLOBAL

o	HSBC is adding more than 2,000 BlackBerry smartphones each month to its current deployment of 43,000 smartphones in 65 countries. The company’s IT group developed the Bramble Console, a suite of solutions for managing, configuring, tracking and deploying BlackBerry smartphones and the 65+ applications that their teams rely upon

•	Finalist – Safelite Autoglass - USA
•	Finalist – Nationwide - USA

BUSINESS IMPACT: This award recognizes a customer whose wireless solution has made a significant impact on their business – whether through ROI or by enabling positive change within the organization.

•	Winner - Ricoh Americas – USA
o

Ricoh’s application on the Mirifex Mobile Framework, which shows everything from completing work orders to ordering parts, can be completed right from a BlackBerry smartphone. Technicians now check parts inventory, as well as order and ship materials to a customer’s location, from their BlackBerry smartphone, closing out jobs faster. Ricoh now regularly meets and exceeds its Service Level Agreements, distinguishing itself as a customer service leader in the office equipment field.

•	Finalist – KLA–Tencor - USA
•	Finalist – Standard Life – Scotland

For more information on the Wireless Leadership Awards program, please visit www.attendwes.com/wla.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

Investor Contact:

RIM Investor Relations

investor_relations@rim.com

519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 13, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations